November 19, 2025

VIA EDGAR

Office of Energy & Transportation
Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549-3561

Attention:	Michael Purcell
Daniel Morris

Re:	Forward Air Corporation
Post-Effective Amendment No. 3 to Form S-1 on Form S-3
Filed June 16, 2025
File No. 333-280102

Dear Mr. Purcell and Mr. Morris:

This letter is submitted on behalf of our client, Forward Air Corporation, a Delaware corporation (the “Company” or “Forward”) in response to the comment from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the above referenced Post-Effective Amendment No. 3 to Form S-1 on Form S-3 filed with the Commission on June 16, 2025 (the “Post-Effective Amendment”) set forth in a letter to the Company dated June 27, 2025 (the “Comment Letter”). The Company has revised the Post-Effective Amendment in response to the Staff’s comment and, concurrently with delivery of this letter, has filed with the Commission an amendment to the Post-Effective Amendment, which reflects these revisions (“Amendment No. 4”).

The numbered paragraphs and headings below correspond to those set forth in the Comment Letter. The Staff’s comment is set forth in bold, followed by the Company’s response. Capitalized terms used in this letter but not defined herein have the meaning given to such terms in the Post-Effective Amendment.

Post-Effective Amendment No. 3 to Form S-1 on Form S-3
General

1.
Please confirm your understanding that we will not be in a position to declare your Post-Effective Amendment No. 3 effective until all outstanding comments regarding your Form 10-K for the fiscal year ended December 31, 2024 have been resolved. In addition, to the extent that any comments related to our review of your Form 10-K apply to disclosure in this filing, please make corresponding revisions to all affected disclosure.

Response: The Company acknowledges the Staff’s comment and confirms its understanding that the Staff will not be in a position to declare the Post-Effective Amendment effective until the Staff’s comments relating to the Company’s Form 10-K for the fiscal year ended December 31, 2024 (the “Form 10-K”) have been resolved. The Company has now resolved the Staff’s comments to the Form 10-K, as set forth in its letter dated September 25, 2025.

In response to the Staff’s comment, the Company determined that certain comments related to the Staff’s review of the Form 10-K applied to disclosure in the Post-Effective Amendment. The Company has made such corresponding revisions in Amendment No. 4 filed concurrently with delivery of this letter. In addition, certain of the Staff’s comments to the Form 10-K were addressed in disclosures included in the Company’s Forms 10-Q filed on August 11, 2025 and November 5, 2025, both of which are incorporated by reference into Amendment No. 4.

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If you have any questions or comments concerning this submission or require any additional information, please do not hesitate to contact Flora R. Perez, Esq. at (954) 768-8210.

Very truly yours,

Greenberg Traurig, P.A.

By:	/s/ Flora R. Perez
Flora R. Perez, Esq.

cc:	Shawn Stewart, Chief Executive Officer
Jamie Pierson, Chief Financial Officer
Michael Hance, Chief Legal Officer and Secretary

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